March 16, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC
20549-7010

Attention: Karl Hiller, Branch Chief

Dear Mr. Hiller

Re: Wolverine Exploration Inc. (“Wolverine”)
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed August 31, 2010
File No. 000-53767

We acknowledge receipt of your letter of February 15, 2011 and we respond as follows:

Form 10-K for the Fiscal Year Ended May 31, 2010

Control and Procedures

1& 2.	Wolverine proposes to replace the disclosure contained in Item 9A with the following:

Item 9A (T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of May 31, 2010. Based on the evaluation of these disclosure controls and procedures, and in light of the weaknesses identified below, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of May 31, 2010 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of May 31, 2010, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below.

(1)

lack of a functioning audit committee and lack of a majority of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures;

(2)	inadequate segregation of duties consistent with control objectives;

(3)	insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and

(4)	ineffective controls over period end financial disclosure and reporting processes.

Management is currently evaluating remediation plans for the above control deficiencies.

In light of the existence of these control deficiencies, management concluded that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the Company’s internal controls.

As a result, management has concluded that the Company did not maintain effective internal control over financial reporting as of May 31, 2010 based on criteria established in Internal Control—Integrated Framework issued by COSO.

Saturna Group Chartered Accountants LLP, an independent registered public accounting firm, was not required to and has not issued a report concerning the effectiveness of our internal control over financial reporting as of May 31, 2010.

Changes in Internal Control

During the quarter ended May 31, 2010 there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent limitations on effectiveness of controls

Internal control over financial reporting has inherent limitations which include but is not limited to the use of independent professionals for advice and guidance, interpretation of existing and/or changing rules and principles, segregation of management duties, scale of organization, and personnel factors. Internal control over financial reporting is a process which involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis, however these inherent limitations are known features of the financial reporting process and it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4055 McLean Road Quesnel, BC V2J 6V5
Tel: (250) 992-6972 Fax: (250) 992-6972

Engineering Comments

History of Labrador and the Labrador Claims

3 & 5.	Wolverine proposes to replace the disclosure entitled History of Labrador and the Labrador Claims with the following:

History of Labrador and the Labrador Claims

According to the report prepared by our consulting geophysicist, the geologic setting is based on information available from the Geological Survey of Canada (DNR Open File 013F/0055) and the Government of Newfoundland and Labrador (Open File 013F/0061). The regional geology as described by both Government Reports contains very little detail because the Trans-Labrador Highway was under construction during much of the mapping initiative, opening in 1992.

Also, the area has seen only limited geologic mapping on a regional scale, in part due to the remoteness of the area and the timing of the Federal and Provincial mapping initiatives that preceded construction of the Trans-Labrador Highway. The mapped geology within the area is part of a regional 1:500,000 compilation undertaken by the Newfoundland and Labrador Provincial Government during the early 1990’s. The survey area is located outside of the area of detailed mapping, in which case geologic mapping has been taken from previous publications, most notably a Federal Government regional mapping program from 1990-1994. During the period 1990 to 1994 the area was regionally mapped by the Geological Survey of Canada and by the Mines and Energy Branch of the Newfoundland and Labrador Government. Geologic mapping was performed on a very regional scale, due in part to the remoteness of the area (away from the Trans-Labrador Highway) and the lack of outcrop. In summary there is very little geological mapping within the survey area and there has never been a detailed mapping program.

Exploration History

In the fall of 2007 Wolverine completed an airborne survey of the Labrador Claims. The airborne survey identified 8 conductive targets that warrant ground follow-up.

In the fall of 2009 Wolverine carried out geological reconnaissance along with prospecting and sampling on three of its eleven Labrador licenses. Some, but not all of the known mineralized zones were sampled as this was more of a reconnaissance exercise until a more systematic program is put in place. In addition, to the usual base metal sampling, scintillometer surveys were done on the exposed rock cuts along the highway and selected areas of the southern portions of the three licenses.

Work on the Property during June of 2010 consisted of prospecting, sampling and geological reconnaissance on and around electro-magnetic and radiometric anomalies that were identified during the 2007 airborne survey. Earlier sampling on rock cuts along the highway had shown values in Cu and Au that warranted further exploration.

Continued prospecting during July 2010 on other areas of the property has revealed additional outcrops containing malachite alteration on the western end of the property near anomaly number one.

In August and September 2010 a follow up program of diamond drilling was contracted to an Ontario Drilling Company and a total of 522.5 meters was drilled in 6 holes.

4055 McLean Road Quesnel, BC V2J 6V5
Tel: (250) 992-6972 Fax: (250) 992-6972

In November and December 2010 an induced polarization (IP) Survey was completed on the Property. The survey was conducted on two grids located on the Property. Grid 1 consisted of 19, 1.6 km lines oriented at 360 degrees. 5 of those lines were cut short (1.2 km) due to a large lake that was not completely frozen at the time of the survey and was considered unsafe. A 1.8 km base line oriented at 090 Degrees crossed the centre of the grid. Grid 2 consisted of 13 lines that varied from ~750 m, in the south to 1500 m in the north. The lines were oriented at 090 degrees with a baseline 1.2 km long, oriented at 360 Degrees.

Exploration Results

Disseminated mineralization consisting mainly of pyrite, pyrrhotite and chalcopyrite were detected in several areas of the property. Mineralization was first noted in roadside rock cuts, samples were taken but the GPS location was not recorded as none were available, only a generalized location within several metres was given to the geologist.

After Wolverine acquired the property an airborne survey was completed and several anomalies were detected. Wolverine then engaged a geologist to supervise the prospecting, trenching and drilling program. Prospecting revealed other zones of disseminated mineralization, mainly in rock cuts along the highway which had the best exposure as most of the property is covered by marsh and forested overburden.

Diamond drilling on two airborne anomalous areas revealed disseminated mineralization in four of the six drill holes.

Wolverine then conducted an induced polarization (IP) survey on two selected areas that detected 23 anomalous zones. Plans are underway to conduct an additional drill program to test the strongest areas later this spring.

Quality Assurance/Quality Control

All drill core samples were cut lengthwise with a rock saw. Half of the sample was retained for future reference and the other was sent by Canada Post, insured and delivered to the Laboratory. Sample sections were measured by depth markers in the core boxes and confirmed by the geologist. Results were mailed back to the geologist and confirmed by the chief chemist’s signature. A portion of the laboratory sample was retained at the laboratory for a period of one year.

Surface bedrock sample sites were selected by geologists and prospectors. GPS readings recorded the locations. Samples were stored in new industrial plastic sample bags with the sample number which was also recorded in note books. Samples were again sent by Canada Post with the same procedure noted above.

4.	Wolverine proposes to replace the disclosure entitled Exploration Plan with the following:

Exploration Plan

Wolverine recently completed an induced polarization (IP) Survey which was conducted by Abitibi Geophysics. Abitibi Geophysics has been providing geophysical services to the mineral exploration industry for over 25 years. Their expertise ranges from detecting precious and base metal deposits to exploring for diamonds and uranium. Val-d'Or-based Abitibi Geophysics mainly conducts surveys in Canada, but also provides exploration services to the international market.

The Abitibi report on the IP Survey recommends a total of 11 drillholes (or 600 m of drilling) to test the best targets. Wolverine will conduct this drill program during April of 2011 at an estimated cost of $60,000. The drilling will be conducted by Ultralight Drilling Systems. Ultralight Drilling Systems is a Canadian-based company owned and managed by Wayne Parnell. The focus of Ultralight Drilling Systems is to fabricate and support complete man-portable, light-weight drilling systems for exploration, prospecting and development work in the mining industry. Mr. Parnell has an extensive and diversified portfolio in the drilling and exploration industry. Mr. Parnell has used and promoted man-portable drilling equipment since 1980 because of the benefits to both the contractor and client.

4055 McLean Road Quesnel, BC V2J 6V5
Tel: (250) 992-6972 Fax: (250) 992-6972

The drilling program will be supervised by Ed Montague the project geologist. Mr. Montague graduated from Memorial University in 1959 and for the past 49 years has been a geologist for projects located in Canada and International and as a government geologist and a mineral industry analyst for the Province of Newfoundland and Labrador.

The drilling program will be funded by cash on hand and through funds raised pursuant to a private placement.

Compliance with Government Regulation

6.	Wolverine proposes to add the following to the disclosure entitled Compliance with Government Regulation:

Wolverine obtained a permit from the Government of Newfoundland for the recently completed IP Survey. The provisions of this permit included 24 hour prior notification of mobilizing equipment to the project area; two day prior notification of completion of the exploration activity; a brief update of the progress of the exploration program when it is completed as well as complying with the Mineral Regulations of the Province of Newfoundland and Labrador. Wolverine has commenced the process to obtain exploration permit for the 2011 spring drilling program.

Closing Comments

  Wolverine is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not forclose the Commission from taking any action with respect to the fling; and
  Wolverine may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

WOLVERINE EXPLORATION INC.

/s/ Lee Costerd

Chief Executive Officer, Chief Financial Officer and Director
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

4055 McLean Road Quesnel, BC V2J 6V5
Tel: (250) 992-6972 Fax: (250) 992-6972